SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549
                                    FORM 6-K


                            Report of Foreign Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934


                      Polska Telefonia Cyfrowa Sp. z o.o.
             (Exact Name of Registrant as Specified in Its Charter)
                      Al. Jerozolimskie 181, 02-222 Warsaw
                    (Address of Principal Executive Offices)
                                     Poland


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F Form 40-F ______________
Indicate by check mark whether the registrant by furnishing the information contained in the Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______    No_______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

                                                               [GRAPHIC OMITTED]

News Release

                PTC REPORTS FIRST QUARTER 2001 OPERATING RESULTS
                         IN POLISH ACCOUNTING STANDARDS

Warsaw - May 7, 2001 - Polska Telefonia Cyfrowa Sp. z o.o. (PTC),(www.eragsm.pl) Poland's leading wireless provider of nationwide dual band GSM 900 and 1800 services and an UMTS license holder today announced operational results for the first quarter ended March 31, 2001 and main financial numbers in accordance with Polish Accounting Standards. Figures are presented in Polish Zloty.

We historically publish our quarterly financial figures in accordance with International Accounting Standards. The following figures are presented in accordance with Polish Accounting Standards and will be proportionately consolidated in the Elektrim Group financial results.

The financial results in accordance with the International Accounting Standards and according to SEC requirements will be published on May 11, 2001 in accordance with our usual timetable.



Financial Results for the first quarter of 2001

                                       Revenues

                                       Total revenues for the three months
                                       ending March 31, 2001 were PLN 969.1
                                       million (US$ 236.4 million), an increase of PLN 173.2 million (US$ 42.2 million) or 21.8 percent compared with the first quarter of 2000.

                                       Cost of Sales

                                       For the three months ended March 31,
                                       2001, total cost of sales was PLN 588.1
                                       million (US$ 143.4 million), up 12.3
                                       percent from PLN 523.6 million (US$ 127.7 million) in the first quarter of 2000.

                                       Gross Margin

                                       Gross margin for the quarter was PLN
                                       381.0 million (US$ 93.0 million),
                                       compared with a gross margin of PLN 272.3 million(US$ 66.5 million) in the same period of 2000. As a percentage of total net sales, gross margins grew from 34.2 percent for the first quarter of 2000 to
                                       39.3 percent in the first quarter of
                                       2001.

                                       EBITDA

                                       EBITDA for the first quarter of 2001
                                       increased 68.3 percent to PLN 333.1
                                       million (US$ 81.2 million) compared to
                                       197.9 million (US$ 48.3 million) in the
                                       first quarter 2000. Comparing to EBITDA
                                       for the fourth quarter 2000, EBITDA in
                                       the first quarter grew by 4.3 percent
                                       from PLN 319.4 million (US$ 77.9
                                       million). This EBITDA is stated after
                                       deducting amortisation of licenses.

                                       Although, we have not completed the
                                       preparation of our IAS unaudited
                                       quarterly results of operations for the
                                       three months ended March 31, 2001, based on preliminary internal information, we expect that EBITDA, under our IAS results, in the three months ended March 31, 2001 will increase over the first quarter 2000 and will remain substantially unchanged compared to EBITDA in the fourth quarter of 2000 after changes in IAS accounting policies necessary to be in line with SAB 101 "Revenues Recognition" Standard. EBITDA would have increased approximately 7.0 percent quarter over quarter if we had not introduced this standard.

                                       Operating Profit

                                       Operating profit for the quarter ended
                                       March 31, 2001 grew 81.0 percent to PLN
                                       172.7 million (US$ 42.1 million) from PLN
                                       95.4 million (US$ 23.3 million) for the
                                       corresponding period in 2000.

                                       Net Income

                                       PTC recorded net income of PLN 73.1
                                       million (US$ 17.8 million) compared to
                                       net loss of PLN 27.9 million (US$ 6.8
                                       million) in the same period of 2000.

Operational Highlights

                                       Subscriber Growth

[GRAPHIC OMITTED]                      During the first quarter, PTC attracted
                                       408,234 subscribers (gross adds), 6.9
                                       percent more than in the first quarter
                                       of 2000, bringing the total number of
                                       subscribers at the end of the first
                                       quarter of 2001 to 3.1 million. In
                                       comparison to the first quarter of 2000, the total subscriber base at the end of March increased by 54 percent to 3,088,824 from a the subscriber base of 2,005,368 at the end of the first quarter of 2000.

Growth in Subscriber Base: Compared    In the first quarter 2001, PTC attracted
to the first quarter of 2000,          244,019 postpaid subscribers and 164,215
subscriber base in the first           prepaid subscribers compared to 243,420
quarter of 2001 increased by 54        postpaid subscribers and 176,222 prepaid
percent, making PTC the undisputed     subscribers in the fourth quarter of
leader in Polish Wireless market.      2000. This is a result of new tariff
                                       plans introduction and shows
                                       consolidation of PTC market leadership in postpaid segment with 44.3% market share.

                                       At the end of March 2001, prepaid
                                       subscribers totalled 932,064 and
                                       represented 30.2 percent of all
                                       subscribers, versus 428,219 and 21.4
                                       percent at the end of the first quarter
                                       2000. During the quarter the Company's
                                       postpaid subscribers continued to grow
                                       strongly to 2,156,760 at the end of
                                       quarter, a 36.8 percent increase from
                                       1,577,149 at the end of the first quarter
                                       2000 .

                                       In the first quarter of 2001, we believe that the overall Polish wireless market grew by 9 percent to approximately 7.5 million subscribers, which represents approximately 19.4 percent penetration.

                                       PTC's subscriber base represents
                                       approximately 41.3 percent of the total
                                       wireless market., which positions PTC as the leader among wireless services providers in Poland.

                                       Continued Reduction in Churn Rate
[GRAPHIC  OMITTED]
                                       In the first quarter of 2001, the average
Churn Rate: During 1Q2001 churn        monthly churn rate was the lowest since
rate continued to fall, reaching 1.4   PTC began operations, reaching 1.4
percent, the lowest level since        percent compared to 2.3 percent in
PTC began operations.                  the same period of 2000. The average
                                       monthly churn rate for postpaid customers was 1.9 percent, and 0.1 percent for prepaid customers. The decrease in the churn rate for the prepaid segment can be attributed to changes in disconnection terms from 6 to 12 months that brings PTC policy in line with those of the market.

                                       The dropping overall churn rate over the last twelve months can be attributed mainly to the change in disconnection policy for prepaid customers, PTC's Loyalty Program, new tariff plans, market segmentation and value-added services. It reflects improved customer satisfaction and proves the high quality of PTC's network, services and commitment to providing its customers with the best service in the Polish market.

                                       Minutes of Use

                                       The first quarter of 2001 brought a
                                       slight decrease in Minutes of Use
                                       (MOU's). Calculated on a monthly basis as a subscribers average, MOU's during the quarter were 150 , compared to 161 in the fourth quarter of 2000. Compared to the first quarter of 2000, the current MOU's decreased slightly from 152 minutes.

                                       The average MOU's in the first quarter
                                       were 179 minutes for postpaid customers
                                       and 79 minutes for prepaid customers.

SMSs sent from the PTC network         Growth in number of SMS
increased to 11 per subscriber per
month in the first quarter.            During the first quarter of 2001, the
                                       average number of SMSs sent from the PTC network increased to more than 11 SMSs per subscriber per month compared to approximately 9 SMSs per month in the fourth quarter of 2000. Postpaid subscribers sent about 12 SMSs per month and prepaid users sent about 10 SMSs per month.

                                       Network Build-Out

                                       During the first quarter of 2001, PTC
                                       continued to aggressively roll-out the
                                       SDH microwave backbone and reached 2,800
                                       km, connecting the 12 most important
                                       metropolitan areas in the country.
                                       Further progress is expected in the
Network Build-Out: At the end of the   second quarter of 2001 and the Company
first quarter 2001, total network      is targeting the end of June 2001 for the
investment reached PLN 6.0 billion.    completion of the SDH network. At
This includes both network assets of   completion the network will reach
PLN 3.6 billion and license fees of    3,500 km.
PLN 2.4 billion.
                                       PTC is also investing in the build-out of its GSM network to increase the capacity of the network and further improve the already high quality of its services.
                                       Under the license agreement, PTC is
                                       required to cover 90 percent of Poland's geographic area with the combined GSM
                                       900/1800 network by June 2004, this
                                       requirement has already been fulfilled as PTC's network covered 94.7 percent of geographical area representing approximately 99 percent of population as of March 31, 2001.

Recent Developments

                                       New Value Added Services

                                       During the first quarter, PTC launched
                                       several new solutions for its business
                                       customers as well as for its private
                                       subscribers.

                                       SMS-C Direct Access (SMS-C DA)

                                       In March the Company launched SMS-C DA
                                       service. Aimed at the business community, the service allows different Companies and Business Institutions to make SMS-based services for their customers. Examples include service launched with WBK.

                                       Moja Era WAP

                                       The Company's First service to allow its customers to personalize their WAP service is now ready to use under the name "Moja Era WAP". The feature allow PTC's customers to manage their profiles on EraWAP starting page and results in personalized WAP services.

                                       EraShop

                                       On February 14, 2001, PTC became the
                                       first company in Poland to offer its
                                       customers m-commerce services. PTC's
                                       subscribers are able now to order flowers through their WAP enabled mobiles. During the rest of the year, PTC is planning to expand the range of m-commerce services available. Mobile banking

                                       In March 2001, PTC launched its next
                                       banking service. PTC together with
                                       Wielkopolski Bank Kredytowy, one of the
                                       biggest retail banks in Poland,
                                       introduced their customer WBK24SMS
                                       services which enables mobile users and
                                       WBK customers to control their accounts
                                       with WBK viaSMSs. PTC will seek to extend the number of services offered under the mobile banking product line as well as to extend the number of partners.

                                       PTC Completed Pledge on its Assets

                                       On April 24, 2001 the Registration Court in Warsaw completed the process of registering the pledges on substantially all of PTC's assets in favor of Deutsche Bank Polska S.A., as the Security Agent of the Bank Consortium.

                                       The pledges on assets secure Bank Credit
                                       Facilities signed in February 2001,
                                       totaling Euro 650 million, the biggest
                                       senior secured syndicated bank loan
                                       obtained by Polish company. Under the
                                       Credit Facilities Agreements, PTC was
                                       required to obtain the Court registration of pledges on its assets by May 2, 2001.

                                       Notes Issuance

                                       PTC expects to close a very successful
                                       bond offering early this week by issuing
                                       Euro 200 million in High Yield Bonds that mature in 2008. The bond offering was oversubscribed by around 50 percent and the bonds are being issued at par with
                                       10.875 percent coupon. By comparison the 1999 bonds were issued with a yield to maturity of approximately 11.5 percent and the first five installments were escrowed. The reduction in financing costs and oversubscription shows the strength of interest in PTC among international investors.

Goals for 2001

                                       Network Deployment Costs and Targets

                                       By July 2004, PTC is required to attain
                                       geographical coverage of 90 percent of
                                       the country, with combined GSM 900/1800
                                       network. During 2001, PTC plans to spend approximately Euro 512 million on expanding the network to meet subscriber growth objectives. In order to fund this expansion, the Company will use proceeds from the refinanced Bank Credit Facility, issuance of notes and the operating cash flow.

                                       In addition, during 2001, PTC will
                                       prepare a trial version of the UMTS
                                       network for further development and begin the research on the UMTS network placement and usage.

                                       New Products

                                       PTC will continue to create and introduce new innovative products and services based on SMS, WAP and data transmission technologies to its subscribers.

                                       In addition to implementing innovations
                                       in existing products and platforms, in
                                       the future, PTC aims to create revenue
                                       streams from new services in many areas
                                       including advertising, mobile commerce,
                                       entertainment, infotainment, telemetry,
                                       location based services (LBS) and ISP
                                       activity.

                                       During the first quarter of 2001, PTC
                                       launched GPRS based services and plans to develop additional products and value-added services during 2001. The full commercial launch still depends on GPRS enabled handset availability.

                                       PTC is preparing the development of new
                                       services based on payment gateway, WAP,
                                       LBS and IN platforms like mobile banking, fleet management and new or upgraded prepaid services.


For further information please contact:

Malgorzata Zelezinska                   Robert Niczewski
IR Manager                              PR Manager
(+48) 22 413 3275                       (+48) 22 413  6322
(+48) 602 20 3275                       (+48) 602 20 6322
mzelezinska@eragsm.pl                   rniczewski@eragsm.pl

Annex 1           Statistical data
                                                               Q1 2001                   Q1 2000
Number  of  subscribers  (at  the                              3,088,824                 2,005,368
end of the period)
                                  Postpaid                     2,156,760                 1,577,149
                                  Prepaid                      932,064                   428,219

Gross adds                                                     408,234                   381,971
                                  Postpaid                     244,019                   288,392
                                  Prepaid                      164,215                   93,579

MOU                                                            150                       152
                                  Postpaid                     179                       N/A
                                  Prepaid                      79                        N/A

Outgoing MOU                                                   67                        N/A
                                  Postpaid                     87                        N/A
                                  Prepaid                      19                        N/A

SMSs                                                           11                        4.8
                                  Postpaid                     12                        N/A
                                  Prepaid                      10                        N/A

Churn                                                          1.4                       2.3
                                  Postpaid                     1.9                       N/A
                                  Prepaid                      0.1                       N/A

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

POLSKA TELEFONIA CYFROWA Sp. z o.o.

(Registrant)


By: /s/ Boguslaw Kulakowski
Boguslaw Kulakowski, Director General


By: /s/ Wojciech Ploski
Wojciech Ploski, Director of Strategy, Marketing and Sales




By: /s/ Jonathan Eastick
Director of Finance


May 7,  2001